

Peter Difilippantonio · 3rd

 **CarLocity**

U.S. Navy Veteran, Founder & CEO at CarLocity - bringing a great vehicle buying experience to buyers and a streamlined process to car dealerships, while reducing discrimination in the car shopping process!

Greater Phoenix Area · 500+ connections · **Contact info**

Experience



Founder & CEO
CarLocity · Full-time
May 2020 – Present · 11 mos
Greater Phoenix Area

CarLocity is an anonymous car shopping service focused on transforming the car dealership SALES experience into an enjoyable BUYING experience.

In an independent survey, vehicle buyers prefer CarLocity's service by a 72% margin over online-only dealers and by a 47% margin over current online car shopping websites!



General Manager, AZ
Paradox
May 2019 – May 2020 · 1 yr 1 mo
Scottsdale, AZ

Paradox is the AI company that believes recruiting is a people game.

Our flagship product is Olivia, the AI recruiting assistant obsessed with improving and reinventing the candidate experience. Olivia helps companies capture and screen c ...see more



Senior Account Executive - Enterprise Direct - West

Talroo

Dec 2018 – May 2019 · 6 mos

Phoenix, Arizona Area

Talroo builds and deploys technology to help employers effectively find talent. Our talent attraction platform predicts job ad performance, optimizes placements, and delivers your next great hire. Formed in 2010 we operated as Jobs2Careers for 8 years, before becoming Talroo in March 2018. We have earned a spot in the Inc. 5,000 list of Fastest Growing Con ...see more



Startup Advisory Board Member

GoValet

Feb 2018 – May 2019 · 1 yr 4 mos

Phoenix, Arizona Area

Member of the Executive Advisory Board for Phoenix-Based early stage startup GoValet.

Think "AirBnB for parking." GoValet Parking rents privately-owned parking to commuters to help them get where they're going faster without the hassle and frustration of drivi ...see more



Director of Business Development

TruPath

Aug 2017 – Dec 2018 · 1 yr 5 mos

Tempe, AZ

TruPath provides businesses with culturally aligned talent. We're a dynamic recruiting firm with the ability to identify candidates for a variety of roles across multiple industries. Our "niche" is in our process. We customize each search to meet the specific needs of our client and the position they seek to fill.

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Education



Ottawa University

BA, Management (Business)

2006 – 2007

Graduated 9/2007 3.83 GPA



Northwestern University - Kellogg School of Management

Executive Education

2005 – 2006

Activities and Societies: • Managing Customer Relationships for Profit (Executive Education Course) • Energizing People for Performance (Executive Education Course)

CEB - Challenger Sales Certified

Challenger Sales Method, Graduated/Certified

2014 – 2014

CEB studied thousands of customers and sales professionals around the world, spanning every major industry, geography, and go-to-market model. We discovered that customers have fundamentally changed the way they buy, which has forced companies to evolve in how they sell.

Sellers who perform best in this new, complex sales environment have a distinct set of behaviors and skills. And these high-performers are known as Challengers. I received training and certification in the Challenger Sales method, as well as scoring over 90% on the Challenger Sales Assessment scale.

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Licenses & certifications



Challenger Sales Method

CEB, now Gartner

Issued Apr 2014 · No Expiration Date

Master Graduate - JFDI

Rapport Leadership International

Issued 2008 · No Expiration Date

Effective Sales Management

University of Wisconsin-Madison

Issued Oct 2005 · No Expiration Date

Volunteer experience



Angell Snyder School of Business Advisory Board Member

Ottawa University

Jun 2019 – Present · 1 yr 10 mos

Education

I serve as an advisor to the Dean of the Angell Snyder School of Business.

Committee Member

WESTMARC

Aug 2017 – Dec 2018 • 1 yr 5 mos

Economic Empowerment

Committee member of the WESTMARC Economic Development committee. Provide input, direction, and action to further the ability of WESTMARC to enable economic development opportunities for the 15 cities that comprise Phoenix's West Valley region.

Mentor

AZ Techcelerator

Mar 2012 – Present • 9 yrs 1 mo

Economic Empowerment

AZ TechCelerator is a four-building campus in Surprise, Arizona totaling nearly 60,000 square feet designed to accommodate the needs of entrepreneurs, small business start-ups and late-stage innovation companies in and around Surprise, AZ. We can provide you with affordable space, tools and resources to grow your business.

As a Mentor, I volunteer consulting services to the companies supported by the TechCelerator, to help them focus their sales and service efforts, and to help them refine talent acquisition and management efforts.

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